T.K. Parthasarathy, et al. (incl. Woodbury) v. T. Rowe Price International Funds, Inc., et al.

On September 16, 2003, a purported class action (Woodbury v. T. Rowe Price International Funds, Inc.) was filed in the Circuit Court, Third Judicial Circuit, Madison County, Illinois, against T. Rowe Price International, Inc. and the T. Rowe Price International Funds, Inc. Two unrelated fund groups were also named as defendants. The basic allegations in the complaint were that the T. Rowe Price defendants did not make appropriate value adjustments to the foreign securities of the T. Rowe Price International Stock Fund prior to calculating the Fund’s daily share prices, thereby allegedly enabling market timing traders to trade the Fund at the expense of long-term shareholders.

The case against the T. Rowe Price defendants was dismissed with prejudice on February 15, 2008.